

EFiled: Mar 07 2023 07:43PM EST
Transaction ID 69292558
Case No. 2023-0287-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DRIVER OPPORTUNITY PARTNERS I LP, Plaintiff, v. MAX BRIGGS, JOHN HAKOPIAN, SCOTT F. KAVANAUGH, ULRICH E. KELLER, JR., DAVID G. LAKE, ELIZABETH PAGLIARINI, JACOB SONENSHINE, DIANE M. RUBIN, MITCHELL M. ROSENBERG, GARY L. TICE and FIRST FOUNDATION, INC., Defendants.	C.A. No. 2023-____-___

VERIFIED COMPLAINT

Plaintiff Driver Opportunity Partners I LP ("Driver"), by and through its undersigned counsel, brings this Verified Complaint against Max Briggs, John Hakopian, Scott F. Kavanaugh, Ulrich E. Keller, Jr., David G. Lake, Elizabeth Pagliarini, Jacob Sonenshine, Diane M. Rubin, Mitchell M. Rosenberg and Gary L. Tice (each a "Director Defendant" and, together, the "Director Defendants"), who are individual members of the board of directors (the "Board") of Defendant First Foundation, Inc. ("First Foundation" or the "Company").

1

INTRODUCTION

1.   This action arises from the Board of First Foundation, a Texas-based bank holding company, engaging in extraordinary inequitable misconduct to ensure that its incumbent directors are not challenged in office. The Board has rigged the director nomination process, harassed one of Driver's two nominees into withdrawing her candidacy, and refused to consider any subsequent information that could possibly cure the purported deficiencies it identified, even though the nominating stockholder submitted the requisite notice on the first day of the nomination period. In doing so, Defendants have breached their fiduciary duties and made a mockery of the stockholder nomination process.

2.   The Board's motivation for its acts of entrenchment is obvious. In 2022, the Company's stock price declined by *42%*, and the Company's senior management team recently ran for the exits. During the fourth quarter of 2022 alone, the Company's President, Chief Operating Officer, and Chief Financial Officer all departed. Plainly, the Board understood it was vulnerable to challenge.

3.   Believing change in the composition of the Board was necessary, Driver nominated two highly qualified candidates, Allison Ball ("Ms. Ball") and Lila Flores ("Ms. Flores") for election to the Board at First Foundation's 2023 annual meeting of stockholders (the "2023 Annual Meeting"). If elected, Ms. Ball and Ms. Flores would occupy two seats on the ten-member Board.

4. Heeding this Court's guidance not to wait until the eve of the nomination deadline to submit a nomination notice so as to allow time to cure any alleged deficiencies, Driver diligently submitted its nomination notice early. The Bylaws of First Foundation (the "Bylaws")[1] required that, among other things, Ms. Ball and Ms. Flores submit a questionnaire (the "Questionnaire") 90 to 120 days "prior to the first anniversary of the date the Company's proxy statement for the prior year's annual meeting was first released to shareholders." Bylaws at Section 2.2(c). Thus, the Bylaws required Ms. Ball and Ms. Flores to submit their respective Questionnaires between December 30, 2022 and January 29, 2023 (the "Nomination Window").

5. On December 16, 2022, two weeks before the Nomination Window opened, Driver asked the Company to provide the Questionnaire. Indicative of the disarray enveloping the Company, First Foundation failed to respond until the eve of the opening of the Nomination Window, at which time it still did not provide the Questionnaire. Instead, it requested an extension of the deadline to provide the Questionnaire until January 9, 2023. Driver did not agree to the extension.

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[1] First Foundation, Inc., Current Report Ex. 3.2 (Form 8-K) (Oct. 29, 2015), *available at* https://www.sec.gov/Archives/edgar/data/1413837/000156459015008802/ffwm-ex32_7.htm.

6.   On December 30, 2022 – the *very first day* of the Nomination Window – Driver provided notice of its intent to nominate Ms. Ball and Ms. Flores for election to the Board at the 2023 Annual Meeting (the "Initial Nomination Notice"). As to the Questionnaire requirement, since Defendants declined to timely provide a questionnaire, Ms. Ball and Ms. Flores completed a customary questionnaire, which Driver submitted with the Initial Nomination Notice. Driver specifically requested that the Company promptly advise it if the nomination notice was deficient in any way.

7.   On January 9, 2023 – *eleven days into the thirty-day Nomination Window* – Defendants finally provided their form of Questionnaire. One week later, with thirteen days left in the Nomination Window, Driver submitted the completed questionnaires (the "Completed Questionnaires" and together with the Initial Nomination Notice, the "Nomination Notice"). The Nomination Window closed on January 29, 2023 with no word from the Company.

8.   Days after the window closed, the Board embarked on a campaign of harassment. Having determined that Ms. Ball and Ms. Flores are friends who have sporadically co-hosted a publicly-available podcast (the "Podcast"), the Company used that purported revelation to send a series of letters beginning on February 2, 2023 to Ms. Flores's husband, Chad, *and named senior partners at his law firm*, demanding that all documents relating to the Podcast be "preserved."

9.   Even after Mr. Flores specifically asked the Company to stop contacting his partners, the Defendants continued to do so—for weeks. All told, in the span of 26 days, the Company sent *six separate letters* to Mr. Flores demanding that documents relating to the Podcast be "preserved," an obvious threat of litigation. In the face of this harassment of herself, her husband, and his colleagues, Ms. Flores withdrew her nomination on February 22, 2023.

10.   In addition, on February 6, 2023, more than a week after the Nomination Window closed, the Company sent a letter to Driver alleging purported deficiencies within the Nomination Notice, including the Completed Questionnaires, which ranged in nature from exceedingly technical to completely absurd (the "Deficiency Notice"). In particular, the Company focused on the Podcast and friendship between Ms. Ball and Ms. Flores, even though nothing in the Bylaws called for disclosure of either. On February 7, 2023, the Company sent a follow up letter requesting additional information from Ms. Ball and Ms. Flores, including that they sit for an interview (collectively, the "Additional Information Request").

11.   While Driver was preparing the responses to the Deficiency Notice and Additional Information Request, on February 22, 2023, the Company wrote to Driver stating that neither Ms. Flores nor Ms. Ball would be permitted to seek election because of the purported deficiencies with the Nomination Notice. Hours

later, Driver submitted its response to the Deficiency Notice and the Additional Information Request and notified the Company of Ms. Flores's withdrawal, which plainly mooted any purported issues relating to the friendship between Ms. Ball and Ms. Flores.

12.   In apparent recognition that Driver had cured any purported deficiency in its nomination, Defendants reversed course. On February 24, 2023, the Company asserted that *no action* taken by Driver after the Nomination Window closed could validate Ms. Ball's candidacy. This new position directly conflicted with Defendants' conduct during the preceding two weeks when, *after* the Nomination Window had closed, the Company requested additional information, presumably to further consider Driver's nomination.

13.   The Board has continued to refuse to recognize Ms. Ball's nomination. Thus, as of now, there will be no contested election at the 2023 Annual Meeting.

14.   In short, the Company's extremely poor performance over the last year gave the Board much to fear in a contested election. In rejecting the nomination by a stockholder who submitted its nomination on the first day of the nomination window, without providing any opportunity to cure claimed deficiencies, the Board breached its fiduciary duties by inequitably applying the Bylaws to thwart the stockholder franchise. It also acted inequitably in harassing Ms. Flores into

withdrawing her candidacy. The Court should not abide the Board's actions, which, if unchecked, will set a dangerous precedent.

15. If the Board's gamesmanship succeeds in avoiding a challenge to the directors' incumbency, the adverse effects on the stockholder franchise will be felt far beyond First Foundation. Faced with a challenge to director incumbency, scores of other companies can be expected to engage in the same type of behavior, imposing a significant drag on the stockholder franchise. Other stockholders will be precluded or, at the very least, deterred from nominating candidates for election to the boards at those companies if the penalty for failing to submit a perfect nomination notice – as judged by the incumbent directors – is immediate and irreversible disqualification of a nomination.

16. As such, the Court should grant Driver the relief requested herein so that Ms. Ball may stand for election at the 2023 Annual Meeting.

JURISDICTION AND VENUE

17. This Court has jurisdiction over this action pursuant to 8 *Del. C.* § 111 and 10 *Del. C.* § 341.

18. As directors of a Delaware corporation, the Director Defendants have consented to the jurisdiction of this Court pursuant to 10 *Del. C.* § 3114.

THE PARTIES

A. Driver

19.   Driver is a Delaware limited partnership and the record owner of 1,000 shares of First Foundation common stock and the beneficial owner, as of February 24, 2023, of an additional 105,000 shares. Driver invests in the common stock of publicly traded banking organizations where its manager, J. Abbott R. Cooper, believes that an external catalyst is needed to increase value for all stockholders. Funds managed by Mr. Cooper have been the catalyst for change in the composition of the boards of directors of several publicly traded banking organizations.

B. First Foundation

20.   First Foundation is a Delaware corporation, headquartered in Dallas, Texas. First Foundation is a financial services company that provides a comprehensive platform of financial services to individuals, businesses, and other organizations.

C. The Director Defendants

21.   Max Briggs is a director of the Company and has served on the Board since 2012.

22.   John Hakopian is a director of the Company and has served on the Board since 2007.

23.   Scott F. Kavanaugh is a director of the Company and has served on the Board since 2007.

24.   Ulrich E. Keller, Jr. is a director of the Company and has served on the Board since 2007.

25.   David G. Lake is a director of the Company and has served on the Board since 2018.

26.   Elizabeth Pagliarini is a director of the Company and has served on the Board since 2019.

27.   Jacob Sonenshine is a director of the Company and has served on the Board since 2007.

28.   Diane M. Rubin is a director of the Company and has served on the Board since 2019.

29.   Mitchell M. Rosenberg is a director of the Company and has served on the Board since 2007.

30.   Gary L. Tice is a director of the Company and has served on the Board since 2021.

FACTUAL BACKGROUND

A.   An Inevitable Change in Monetary Policy Adversely and Disproportionately Impacts First Foundation's Financial Results and the Value of First Foundation's Common Stock

31.   Since going public in 2013, multifamily loans have accounted for more than half of First Foundation's loan portfolio – a significantly higher portion than its peers. Multifamily loans are generally fixed rate loans, which creates exposure

to rising interest rates – as the cost of funds rises, the yield on fixed rate loans decreases. This concentration in multifamily loans has driven the Company's poor performance as the Board of Governors of the Federal Reserve System ("Federal Reserve") has tightened monetary policy in response to inflation.

32. Unfortunately, this was easily foreseeable as it has happened before. In previous monetary cycles, changes to monetary policy directly and significantly affected First Foundation to a greater extent than its peers. For example, from December 2015 to March 2020, the Federal Reserve tightened monetary conditions. During that tightening cycle, due to First Foundation's heavy exposure to fixed-rate loans, its cost of funds increased significantly faster than the industry peer median, while its yield on earning assets increased significantly slower than the industry peer median. The Piper Sandler Industry Note, dated February 23, 2023, illustrates how First Foundation performed poorly during that tightening cycle. *See* **Exhibit A**.

33. In March 2022, the Federal Reserve again began to take a series of actions intended to tighten monetary conditions and limit inflation. While the exact timing and magnitude of the change in the Federal Reserve's monetary policy would have been hard to predict, it was inevitable that monetary policies and conditions, created in large part by the reaction to unprecedented actions taken in response to a global pandemic, would tighten as inflation increased. Yet, the Board

was yet again unprepared for the rise in interest rates and the risks posed to First Foundation's core business.

B.   The Company Announces Its Disappointing Q3 2022 Results, Causing the Stock to Drop Even Further

34.   After performing poorly, things went from bad to worse when the Company released its extremely disappointing earnings for the third quarter of 2022 before the market opened on October 25, 2022.[2] The price of First Foundation's common stock dropped by 7% during trading on October 25th compared to a 1.53% increase in the S&P United States BMI Bank Index (the "S&P Bank Index") and a 0.94% increase in the S&P United States Small Cap Bank Index (the "Small Cap Bank Index").

35.   Following First Foundation's third quarter earnings release, an exodus from First Foundation's executive ranks began. David DePillo resigned as President on November 7, 2022. Kevin Thompson resigned as Interim President and Chief Financial Officer on November 18, 2022. And, Lindsay Lawrence resigned as Executive Vice President and Chief Operating Officer on December 2, 2022.

36.   From the market close on October 24, 2022 until December 30, 2022, the price of First Foundation's common stock declined by 20.39%, compared to a

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[2]   *See* Company's Form 8-K, filed with the United States Securities and Exchange Commission (the "SEC") on October 25, 2022.

0.44% decline in the S&P Bank Index and a 3.33% decline in the Small Cap Bank Index.

37.   The poor fourth quarter results ended an already very bad year for the Company in 2022. From January 1, 2022, until Driver submitted its notice of nomination on December 30, 2022, the price of First Foundation's common stock declined 42%, compared to a 19% decline in the S&P Bank Index, and a 14% decline in the Small Cap Bank Index.

C.   Driver Decides to Nominate Ms. Flores and Ms. Ball for Election to the Board

38.   Driver analyzed First Foundation periodically over the years. Following First Foundation's third quarter earnings release, Driver refreshed its analysis of First Foundation and concluded that the Board had been unprepared for reasonably foreseeable changes in monetary policy. Driver also concluded that it would be in the best interests of First Foundation stockholders for the Board to assess First Foundation's business strategy in light of changed monetary conditions, but Driver did not believe the Board, as constituted, would do so.

39.   Mr. Cooper regularly seeks to identify qualified individuals interested in serving on boards who he believes will be effective and knowledgeable advocates for stockholders. In November 2022, Mr. Cooper was introduced to Ms. Flores, who in turn introduced him to Ms. Ball. Mr. Cooper was impressed by their experience, business acumen, and views regarding stockholder value.

40.   Ms. Flores is a graduate of Cornell University who spent the first nine years of her career at Goldman Sachs, rising to the position of Vice President there. After leaving Goldman Sachs, she served as Vice President of Business Development and Houston Market Lead for Freedom Solar, LLC, a full-service solar company, and as Finance Director for Ted Cruz's 2016 presidential campaign. Ms. Flores is currently a U.S. Commercial Leader for Palantir Technologies Inc., a public software company that specializes in big data analytics and a Principal of CAZ Investments LP, a boutique investment firm.

41.   Ms. Ball is a graduate of Princeton University who also began her career at Goldman Sachs. During an extended tenure at Meta Platforms, Inc. (f/k/a Facebook, Inc.), she served in a variety of roles including as a Product Leader. She currently serves as Investment Partner for Hanover Technology Investment Management, an early stage technology investment management firm, and a Partner at Accelerated Advisory Group, LLC, a business advisor to visionary organizations.

42.   In addition, both Ms. Flores and Ms. Ball are native Texans and residents of Texas with a wealth of business and other connections in the state. Although First Foundation moved its headquarters to Texas in 2021, it did very little business there. Driver believed that Ms. Flores and Ms. Ball's unique Texas connections would help the Company develop more business in Texas.

43.   In addition, on information and belief, none of the Company's independent board members are based in Texas. Driver believed that Ms. Ball and Ms. Flores being physically located in Texas would permit them to take a more hands-on approach and provide the Company with badly needed oversight.

44.   Driver determined that Ms. Flores and Ms. Ball would be excellent candidates for the Board and decided in early December 2022 to nominate both of them for election as directors during the upcoming Nomination Window.

D.   The Company Fails to Provide the Required Director Questionnaire Until Eleven Days Into the Thirty-Day Nomination Window

45.   The Company's Bylaws contain "advance notice provisions" that require a stockholder nominating a candidate to the Board to provide notice to the Company sufficiently in advance of the Company's next annual meeting. For the 2023 Annual Meeting, the Nomination Window—the 30-day period during which First Foundation stockholders could nominate candidates for election to the Board—was scheduled to open on December 30, 2022 and close on January 29, 2023.

46.   Well in advance of the Nomination Window, Driver worked diligently to prepare a notice of nomination that complied with the Bylaws. Article II, Section 2.4 of the Bylaws calls for nominees to fill out and provide a written questionnaire to the Company (the "Questionnaire Bylaw"). That section provides:

To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Sections 2.2 and 2.3 of these Bylaws) to the secretary of the Corporation at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made *(which questionnaire shall be provided by the secretary upon written request)* and a written representation and agreement (in the form provided by the secretary upon request)[3] …

(emphasis added).

47.   Two weeks in advance of the opening of the Nomination Window,

counsel for Plaintiff requested a copy of the Questionnaire, as well as the form of

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[3]   The Questionnaire Bylaw further provides that the written representation and agreement from the nominee must provide:

that such person (a) is not and will not become a party to (i) any agreement, arrangement or understanding (written or oral) with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law, (b) is not and will not become a party to any agreement, arrangement or understanding (written or oral) with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (c) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

written representation and agreement referred to in the Questionnaire Bylaw, by letter to the Company dated December 16, 2022 (the "Request Letter"). A copy of the Request Letter is attached hereto as **Exhibit B**.

48. After requesting the required materials, Driver did not hear back from the Company for eleven days, until December 27, 2022, at which time the Company did not provide the mandated questionnaire. Instead, Company counsel wrote back stating that "several key members of First Foundation's management team [were] focused on typical year-end tasks," and requested "an extension to provide our formal response to the Request Letter to January 9, 2023." A copy of the December 27, 2022 letter is attached hereto as **Exhibit C**.

49. The next day, December 28, 2022, Driver wrote to the Company's Chief Executive Officer, Mr. Kavanaugh, requesting that the requirements of the Questionnaire Bylaw be waived, since the Company apparently did not have a copy of the Questionnaire at its immediate disposal. A copy of the December 28, 2022 letter is attached hereto as **Exhibit D**.

50. The Company never responded. On information and belief, no Questionnaire existed at the time of the Request Letter and the delay in providing the Questionnaire was due to the need to draft such Questionnaire, even though the Questionnaire was mandated by the Company's Bylaws.

51.   The Nomination Window opened on December 30, 2022. Unable to respond to the Company's form of Questionnaire because the Company failed to provide it, Driver submitted its nomination notice for Ms. Flores and Ms. Ball (*i.e.*, the Additional Information Request) ***the first day*** it was permitted to do so pursuant to the Bylaws via e-mail to the Company. A copy of the Initial Nomination Notice is attached hereto as **Exhibit E**.

52.   As Driver made clear to the Company via a cover note accompanying the Initial Nomination Notice, Driver made its best efforts to provide the information in the Initial Nomination Notice that it understood the Questionnaire would seek based on the description of the Questionnaire in the Bylaws. The email cover note stated:

> We note that the Company has failed to provide the written questionnaire and representation and agreement referenced Article II, Section 2.4 of the Bylaws in a timely manner. In order to protect its rights as a shareholder to nominate director candidates in the nomination window prescribed by the Bylaws, Driver has devoted time and resources to prepare customary copies of each document, as reflected in the notice of nomination.

A copy of the December 30, 2022 email correspondence is attached hereto as **Exhibit F**.

53.   In addition, the Initial Nomination Notice itself requested that the Company promptly advise if the notice was deficient in any way:

> If [First Foundation] contends this Notice is incomplete or is otherwise deficient in any respect, please notify our counsel, Olshan Frome

Wolosky LLP, 1325 Avenue of the Americas, New York, New York 10019, Attention: Sebastian Alsheimer, Esq., telephone (212) 451-2246, facsimile (212) 451-2222, email: salsheimer@olshanlaw.com, setting forth the facts that [First Foundation] contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, Driver Management will assume that [First Foundation] agrees that this Notice complies in all respects with the requirements of the Bylaws.

54.   Eleven days later, by letter dated January 9, 2023, the Company finally delivered the Questionnaire to counsel for Driver. A copy of the January 9, 2023 letter is attached as **Exhibit G**. By this point, however, one third of the nomination window had already passed. The Company's letter did not identify any deficiency in the Initial Nomination Notice.

E.   Driver Provides Completed Questionnaires for Ms. Ball and Ms. Flores Within the Nomination Window

55.   After finally receiving the Questionnaire from the Company, Driver worked diligently with Ms. Ball and Ms. Flores to complete it. The Questionnaires are 28 pages long and include questions that cover everything from the candidates' backgrounds, to family relationships, to questions about Iran sanctions.

56.   On January 16, 2023, the completed Questionnaire for each of Ms. Ball and Ms. Flores, in the form the Company belatedly provided, was delivered to the Company (*i.e.*, the Completed Questionnaires). Copies of the Completed Questionnaires for each of Ms. Ball and Ms. Flores are attached hereto as **Exhibits H** and **I**, respectively.

57.   At the point the Completed Questionnaires were submitted, thirteen days remained in the Nomination Window. The Nomination Window closed on January 29, 2023. At no time during the Nomination Window did the Company express to Driver, Ms. Flores, or Ms. Ball that the Completed Questionnaires were improper or otherwise deficient.

F.   The Company Sends Six Harassing Letters to Ms. Flores's Husband Over the Course of 26 Days Relating to a Podcast

58.   Days after the Nomination Window closed, Defendants launched a bizarre campaign of harassment and intimidation directed primarily at Ms. Flores's husband regarding a moribund Podcast that Ms. Flores and Ms. Ball co-hosted.

59.   During the COVID-19 lockdown, Ms. Flores and Ms. Ball started a Podcast called "Hell or High Ranch Water" as a way to stay connected with each other and friends. In the Podcast, they discuss their lives as professional women and topics of general interest, such as setting goals, dealing with setbacks, and finding motivation and meaning. They sporadically recorded episodes over a two-year period, with the last episode released in July 2022. All 37 episodes of the Podcast are available on Spotify and other major podcast platforms.

60.   Ms. Flores's husband, Chad Flores, is an appellate litigator at Beck Redden LLP, a well-regarded Texas litigation firm with fifty attorneys. At the time Ms. Flores and Ms. Ball started the Podcast, Mr. Flores formed a Texas Limited Liability Company named Hell or High Ranch Water LLC (the "Podcast LLC") to

capture any business opportunities that might materialize related to the Podcast. No such business opportunities materialized and the Podcast LLC has never had any assets or liabilities.

61.   On February 2, 2023 – four days after the Nomination Window closed and before the Company had provided any feedback on the Nomination Notice – the Company sent a "Request for Document Preservation" directly to Mr. Flores. A copy of the Request for Document Preservation is attached as **Exhibit J**. It stated therein as follows:

> As part of our diligence and efforts to gather information on the Purported Nominees,[4] we have become aware of an entity named Hell or High Ranch Water LLC, a Texas limited liability company ("***Hell or High Ranch Water***"), of which Ms. Flores is a manager and you are the registered agent. We are evaluating this entity, the existence of which was not disclosed to us by Driver or the Purported Nominees, and its ownership and business dealings in connection with the Nomination Notice in order to evaluate the qualifications of the Purported Nominees to serve on the Board and the validity of the nomination of the Purported Nominees. Upon information and belief, we believe this entity may be associated with a podcast entitled "Hell or High Ranch Water" co-hosted by the Purported Nominees. In light of the foregoing and to ensure that all information needed to evaluate the Purported Nominees is preserved and available if needed, we request that all documents and communications related to Hell or High Ranch Water (including, but not limited to, electronic files, recordings, accounting records, documents reflecting investments or other business dealings, e-mails, social media postings, and text messages) held by you, Hell or High Ranch Water's principals, employees and

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[4]   The "Purported Nominees" was defined in the Request for Document Preservation as Ms. Ball and Ms. Flores.

affiliates, and/or Beck Redden LLP ("**Beck Redden**") be maintained and preserved.

62. Obviously, the Company had no basis to request the preservation of documents in connection with a director nomination.

63. Driver immediately responded to this obvious intimidation tactic by letter that same day. Driver requested that if the Board had any diligence questions regarding Ms. Ball and Ms. Flores's nominations, that it merely ask, rather than attempt to intimidate their family members via a preservation notice related to their Podcast. A copy of the February 2, 2023 letter from Driver is attached hereto as **Exhibit K**.

64. Undeterred, on February 3, 2023, the Company sent Mr. Flores *another* letter, requesting that he advise whether Mr. Cooper "is counsel to you, Hell or High Ranch Water or to Beck Redden LLP." It did so even though Mr. Cooper is not a practicing lawyer.

65. Outrageously, the Company escalated the matter by copying David J. Beck and Joe W. Redden, Jr., the name partners of Beck Redden LLP, Mr. Flores's law firm, for no reason other than to gratuitously involve Mr. Flores's superiors as another form of intimidation. A copy of the February 3, 2023 letter is attached hereto as **Exhibit L**.

66. That same day, Mr. Cooper advised the Company via letter that he did not represent Mr. Flores, Hell or High Ranch Water LLC, or Beck Redden LLP,

and reminded it that the Nomination Notice specifically requested that, to the extent First Foundation believed the Nomination Notice was deficient in any way, to contact counsel for Driver. A copy of the February 3, 2023 letter is attached hereto as **Exhibit M**.

67.   On February 8, 2023, the Company sent yet another letter to Mr. Flores—copying (again) David J. Beck and Joe W. Redden Jr.— "reiterate[ing] [its] request that [Mr. Flores] preserve all documents and information with respect to [Podcast LLC]." A copy of the February 8, 2023 letter is attached hereto as **Exhibit N**.

68.   In response, via email that same day, Mr. Flores requested that the Company direct any further correspondence relating to the Podcast to him alone, and not to any other person at his law firm.

69.   On February 17, 2023, the Company's outside counsel, Vinson & Elkins, sent *another* letter, this time directly to Mr. Beck and Mr. Redden, notwithstanding Mr. Flores's previous request that the Company remove them from future communications. The letter *again* demanded that Mr. Flores and Beck Redden LLP "preserve all documents and information with respect to [Hell or High Ranch Water]" and "confirm . . . that your firm will preserve the materials as requested." A copy of the February 17, 2023 letter is attached hereto as **Exhibit O**.

70.   The gratuitous attempts to bully Mr. Flores by contacting the name partners at his law firm did not sit well with Mr. Flores or his colleagues, who were baffled as to why they were included on these threat letters. On February 20, 2023, Mr. Flores wrote to the Company and Vinson & Elkins again requesting that they stop contacting Mr. Beck and Mr. Redden about this matter.

71.   On February 24, 2023, Vinson & Elkins again sent Mr. Flores yet another letter—the fifth total—again requesting that he "preserve all materials as requested." A copy of the February 24, 2023 letter is attached hereto as **Exhibit P**.

72.   On February 28, 2023, Vinson and Elkins sent a sixth letter to Mr. Flores again making the same demands. A copy of the February 17, 2023 letter is attached hereto as **Exhibit Q**.

73.   Thus, as of the date of this Complaint, the Company's general counsel and outside counsel have sent *six separate* document preservation notices to Mr. Flores relating to the Podcast and Podcast LLC over the span of 26 days.

74.   The idea that this is a necessary exercise to preserve evidence that Defendants are not entitled to is outrageous, particularly given that Mr. Flores is a respected member of the Texas bar. Even assuming that the first preservation notice was appropriate to send to Mr. Flores, sending five follow ups to a member of the bar and his partners under the purported concern that evidence needs to be preserved serves no purpose other than to harass and intimidate the recipients.

G. **After the Nomination Window Closes, the Company Complains of Contrived and Hypertechnical Deficiencies in the Nomination Notice and Completed Questionnaires**

75.   At or about the same time Defendants fixated on the Podcast, the Defendants also alleged that the Nomination Notice was deficient. On February 6, 2023 – six days *after* the Nomination Window closed – Defendants sent a letter to Driver that listed purported deficiencies in the Nomination Notice (*i.e.*, the Deficiency Notice). A copy of the Deficiency Notice is attached hereto as **Exhibit R**.

76.   The Deficiency Notice identifies hypertechnical or nonexistent deficiencies that were clearly contrived by the Defendants in an effort to find a basis to disqualify Ms. Ball or Ms. Flores. The purported deficiencies fall into three categories: (i) the Schedule 14A Issues, (ii) the Friendship Issues, and (iii) the Other Deficiencies.

    i. **The Schedule 14A Issues**

77.   The Bylaws require that the Nomination Notice include "all information relating to such Proposed Nominee that is required to be disclosed in solicitation of proxies" under Regulation 14A of the Securities and Exchange Act of 1934 (the "Exchange Act"). In other words, the Bylaws demand that a nominating stockholder disclose everything that the stockholder must disclose in its

forthcoming Schedule 14A proxy statement required to solicit votes in support of its nominees.

78.   In drafting the Deficiency Notice, the Defendants incorrectly claimed that nine items that should have been disclosed under Schedule 14A were not disclosed in the Nomination Notice. The purported "deficiencies" are based on strained and unreasonable readings of Regulation 14A.

79.   For example, the Deficiency Notice claims that Driver did not disclose "for any immediate family members of the Nominees" any transactions with the Company "since the beginning of the registrant's last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $120,000*, and in which any related person had or will have a direct or indirect material interest*." (emphasis in original).

80.   The Deficiency Notice in this respect is (i) unreasonable; and (ii) plainly incorrect. The unreasonableness of the Defendants' position is revealed by the Company's own proxy filing, which does not apply the same standard Defendants seek to apply to Driver.

81.   In its Proxy Statement filed for the 2022 annual stockholder meeting, the Company did not disclose whether any immediate family of any director had any relationship with the Company in an amount greater than $120,000. And, it did not need to, unless there was actual responsive information to disclose. Given that,

the Board's claim that the Nomination Notice was deficient for not *expressly affirming* the absence of pertinent information is unreasonable.

82. Regardless, the Deficiency Notice was incorrect as the Nomination Notice actually did disclose the purportedly missing information. The Nomination Notice stated that "no Nominee or any of her **associates** was a party to any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000." *See* **Exhibit E** (emphasis added). As the Board is well aware, or should have been aware, the term "associate" under Rule 12b-2 of the Exchange Act includes "any relative or spouse." 17 CFR § 240.12b-2.

83. Most of the purported Schedule 14A Issues are similarly contrived. Tellingly, the SEC itself has reviewed Driver's actual Schedule 14A Proxy for the nominations of Ms. Flores and Ms. Ball and has not taken issue with any of the disclosures Defendants believe are inadequate. Driver's Preliminary Proxy Statement on Schedule 14A was filed with the SEC on February 17, 2023, and Driver received comments from the SEC one week later on February 24, 2023. A copy of the SEC's letter is attached hereto as **Exhibit S**.

84.   The SEC noted, among other things, that Driver needed to (i) update its Proxy to reflect the withdrawal of Ms. Flores; (ii) provide clarification on Driver's objectives; (iii) clarify the circumstances under which a broker would, and would not, have discretionary authority to vote on Driver's proposed nominees; and (iv) update the Proxy to reflect the Defendants' determination that the Nomination Notice was invalid. Notably, none of the SEC's comments went to the Schedule 14A Issues identified by the Defendants.

ii.   The Friendship Issues

85.   Many of the purported deficiencies in the Nomination Notice relate to the friendship between Ms. Ball and Ms. Flores and the Podcast. But nothing in the Bylaws and *none* of the questions in the Questionnaire required disclosure of that information.

86.   Acknowledging this, Defendants have only pointed to general catchall questions in the Questionnaire which they claim should, if read broadly, compel disclosure of the friendship and the Podcast. For example, Defendants noted that the Questionnaire asked the nominees to set forth "any particular area of your professional or academic background that would be relevant for the Nominating and Corporate Governance Committee to consider." Defendants took the position that the Podcast would be "relevant" in their view, meaning the failure to disclose

it was a deficiency. If so, the question was unduly vague, and the failure to identify the Podcast in response was not a basis for disqualification.

87. In fact, the Company could *only* point to general catchall questions in the Questionnaire to claim that the Friendship Issues should have been disclosed, *not* to any provision in the Bylaws themselves. Indeed, Defendants did not claim that any provision in the Bylaws call for disclosure of the Friendship Issues.

88. Beyond the fact that neither the Bylaws nor the Questionnaire required disclosure of the friendship or the Podcast, to the extent the Defendants believe that the Friendship Issues implicate Ms. Ball and Ms. Flores's independence, such concerns are mooted by the fact that Ms. Flores has now withdrawn her candidacy. Yet, the Defendants continue to stand on this claimed deficiency as a reason for rejecting Mr. Ball's nomination.

iii. The Other Deficiencies

89. Beyond the Schedule 14A Issues and Friendship Issues, the Deficiency Notice identified a handful of other purported deficiencies, all of which are meaningless. For example, Defendants pointed out that Ms. Ball listed the same address for both her home address and business address – an unsurprising fact given that Ms. Ball works from home. Furthermore, Defendants pointed out that certain disclosures were made in Ms. Ball's Completed Questionnaire that were not made

in the customary questionnaire that Driver submitted with the Initial Nomination Notice.

H.   The Company Requests Additional Information on February 7, 2023

90.   One day after sending the Deficiency Notice, on February 7, 2023, the Company sent a letter to Driver requesting that it provide certain information regarding the Driver Nominees (*i.e.*, the Additional Information Request). A copy of the Additional Information Request is attached hereto as **Exhibit T**.

91.   Among other things, the Additional Information Request stated:

> As part of our evaluation of the Nomination Notice and the Purported Nominees' qualifications and fitness to serve, the Company would like to interview each Purported Nominee.

92.   The Bylaws do not require director nominees to sit for an interview with the Board.

93.   In response, Driver sent the Company a letter that same day, attached hereto as **Exhibit U**, acknowledging receipt of the Additional Information Request. Driver pointed out that the question of whether Ms. Ball and Ms. Flores (who had not yet dropped out) were fit to serve as directors was a question for First Foundation stockholders to answer by casting votes at the Annual Meeting. Driver also questioned the rationale for meetings or interviews with the Board's nominating committee unless there was any expectation that a vacancy on the Board

might occur. That said, Driver expressed a willingness to consider the matter further if there were such an expectation.

94. On February 15, 2023, counsel for Driver emailed the Company acknowledging receipt of the Deficiency Notice and the Additional Information Request and notified the Company that it "[was] in the process of preparing responses, which [would] be provided as soon as ready." A copy of the February 15, 2023 email correspondence is attached hereto as **Exhibit V**.

I.   Driver Files its Preliminary Proxy Statement Announcing the Nominations of Ms. Ball and Ms. Flores and Discloses the Podcast

95. On February 17, 2023, Driver filed its Preliminary Proxy Statement, announcing its nominations of Ms. Ball and Ms. Flores. Given the Defendants' focus on the Podcast, Driver made it a point to expressly disclose and describe the Podcast via the following question and answer:

> *Q: Are Ms. Ball and Ms. Flores friends? Didn't they have a podcast together?*
>
> A: Ms. Ball and Ms. Flores are personal friends, a fact that [First Foundation] has attempted, for reasons that remain a mystery to Driver, to cast in a sinister light. As far as Driver is concerned, there is nothing about Ms. Ball and Ms. Flores being friends that could or should give rise to any legitimate concerns about their ability and willingness to act in the best interests of all [First Foundation] stockholders. Indeed, Driver can think of at least one instance where directors being friends seems to have benefited all stockholders, since by all reports Warren Buffett and Charlie Munger are very close friends, and Berkshire Hathaway stockholders don't seem to have many complaints.

Ms. Ball and Ms. Flores do have a podcast together, which is called Hell or High Ranch Water. So far, [First Foundation] has spent, in Driver's opinion, an inordinate amount of time and effort investigating the podcast and a related limited liability company established by Ms. Ball and Ms. Flores to own the podcast and capitalize on any business opportunities in the event Hell or High Ranch Water turned into another Joe Rogan Experience (it didn't but Ms. Ball and Ms. Flores had a lot of fun). You can listen to Hell or High Ranch Water on any podcast platform and make your own determination on how relevant the podcast is to whether Ms. Ball and Ms. Flores should be elected to the Board as well as if the time and effort expended by [First Foundation] investigating the podcast was well spent.

96.   None of Driver, Ms. Ball, or Ms. Flores has attempted to hide or deny the fact that Ms. Ball and Ms. Flores are friends and, as friends, co-hosted a podcast together. Indeed, as noted, Driver affirmatively disclosed that Ms. Ball and Ms. Flores were friends and co-hosted a podcast.

J.   First Foundation Declares the Nominations Invalid

97.   Subsequent to receiving the Deficiency Notice and the Additional Information Request, Driver worked with Ms. Flores and Ms. Ball to respond to both letters.

98.   On February 22, 2023, when Driver was in the process of completing a seventeen-page response (the "Driver Response"), Ms. Flores informed Driver that she no longer was willing to serve as a nominee in face of the intimidation and harassment she and her husband had experienced at the hands of Defendants. That news required Driver to update its response.

99. When Driver was in the process of doing so, the Company informed Driver that the Nomination Notice purportedly was invalid because the nomination materials "completely neglect to mention any relationship at all between the Purported Nominees" (the "Rejection Notice"). A copy of the Rejection Notice is attached as **Exhibit W**. The Rejection Notice concluded by stating that "Driver does not have the right to nominate any candidates for election as directors at the Annual Meeting."

100. Later the same day that it received the Rejection Notice, Driver completed the Driver Response, which included the disclosure that Ms. Flores had withdrawn her nomination, and transmitted it to the Company. The Driver Response is attached as **Exhibit X**.

101. On February 24, 2023, Defendants responded to the Driver Response and took a new, even more extreme position. According to the Defendants, because the Nomination Notice was purportedly deficient when submitted during the Nomination Window, *no action* taken by Driver after January 29, 2023 could validate the nominations. A copy of the February 24, 2023 letter is attached hereto as **Exhibit AA**.

102. This newly minted position was, of course, completely inconsistent with the fact that Defendants had, after the close of the Nomination Window, sent the Deficiency Notice and Additional Information Request.

103. If nothing could be done by Driver after January 29, 2023 to correct the purported deficiencies, there was no reason for Defendants to send the Deficiency Notice or the Additional Information Request after the close of the Nomination Window. There also was no reason to send repeated hold notices to Mr. Flores in case the Board wished to review additional information about the Podcast. Plainly, Defendants' reversal in position was based on their recognition that they have no viable argument that their myriad purported deficiencies had all been mooted, addressed or otherwise cured.

K.   The Aftermath of the Company's Rejection of the Nomination Notice

104. On February 25, 2023, counsel for Driver delivered a supplement to the Questionnaire completed by Ms. Ball, a copy of which is attached as **Exhibit Y**, to counsel for First Foundation.

105. On February 28, 2023, Defendants sent another letter to Driver regarding the Podcast, requesting that the Instagram account associated with the Podcast, @hellorhighranchwater (the "Instagram Account") be changed from a private to a public account. The Instagram Account has 26 posts and 114 followers. A copy of the February 28, 2023 letter is attached hereto as **Exhibit BB**.

106. On March 2, 2023, counsel for Driver transmitted a letter to counsel for the Company, noting that the Friendship Issues had clearly been mooted by Ms. Flores's withdrawal from the election, the Schedule 14A Issues had been mooted

by the SEC's clearance of the Preliminary Proxy, and the Other Issues had clearly been addressed by the Driver Response. In that letter, Driver requested that the Board reconsider its position and advised that, if it did not do so, Driver intended to bring this lawsuit. Driver requested that the Company identify which issues it still viewed to be in dispute by noon on March 3, 2023, so that the issues in dispute could be narrowed. To date, the Company has not responded to that letter. A copy of the March 1, 2023 letter is attached as **Exhibit Z**.

L.   No Date Has Been Set for the 2023 Annual Meeting and the Company Has Not Issued Its Preliminary Proxy

107.   Under the Delaware General Corporation Law (the "DGCL"), the Company must hold its 2023 Annual Meeting within thirteen months of the previous year's annual meeting. 8 *Del. C.* § 211(c). Last year, the annual meeting was held on June 7, 2022. Thus, the last day the Company may hold its 2023 Annual Meeting is July 7, 2023.

108.   Defendants have not set a date for the 2023 Annual Meeting. Nor has the Company issued any proxy materials for the 2023 Annual Meeting. Accordingly, even if the purported deficiencies identified by the Company in the Nomination Notice were legitimate (which they are not), the Company has suffered no prejudice by them.

109.   To date, the Company has refused to honor the validity of Driver's Nomination Notice.

STANDARD OF REVIEW

110. As set forth above, the Board (i) embarked on a campaign of harassment and intimidation directed at the nominees, including Ms. Flores's husband; (ii) engaged in dilatory tactics designed to consume the Nomination Window; and (iii) contrived alleged "deficiencies" in Driver's Nomination Notice.

111. The Board's actions served no legitimate corporate purpose. Instead, the Board engaged in the foregoing behavior for the sole or primary purpose of precluding Driver from exercising its fundamental right to nominate individuals for election to First Foundation's Board, thereby entrenching the Board in office.

112. Accordingly, the Board's actions are "presumptively inequitable" and should not be countenanced "unless the directors are able to rebut that presumption by showing a compelling justification for their actions." *Hubbard v. Hollywood Park Realty Enters., Inc.*, 1991 WL 3151, at *8 (Del. Ch. Jan. 14, 1991) (citing *Blasius Indus., Inc. v. Atlas Corp.*, 564 A.2d 651 (Del. Ch. 1988)). The Board cannot make such a showing. Their actions plainly abrogated Driver's right to nominate candidates for election to the Board.

113. Moreover, regardless of whether the *Blasius* standard applies here, "the record reflects that [the Board] took defensive measures in response to a perceived threat to corporate policy and effectiveness which touches upon issues of control." *Unitrin, Inc. v. Am. Gen. Corp.*, 651 A.2d 1361, 1372 n.9 (Del. 1995)

(citations and quotations omitted). Thus, the Director Defendants "bear the burden of proving (i) that 'their motivations were proper and not selfish,' (ii) that they ' did not preclude stockholders from exercising their right to vote or coerce them into voting a particular way,' and (iii) that the directors' actions ' were reasonable in relation to their legitimate objective.'" *Pell v. Kill,* 135 A.3d 764, 787 (Del. Ch. 2016) (citing *Unocal Corporation v. Mesa Petroleum Co.*, 493 A.2d 946 (Del. 1985)).

114. Finally, the Board's actions are also invalid under *Schnell v. Chris-Craft Industries, Inc.*, 285 A.2d 437 (Del. 1971). *Schnell* recognizes that any attempt to "utilize the corporate machinery and the Delaware Law for the purpose of perpetuating [oneself] in office" by "obstructing the legitimate efforts of dissident stockholders in the exercise of their rights to undertake a proxy contest" must be denied because those are "inequitable purposes, contrary to established principles of corporate democracy." 285 A.2d at 439.

COUNT I
(Declaratory Judgment – All Defendants)

115. Driver incorporates by reference and realleges the preceding paragraphs as if fully set forth herein.

116. Driver has, at all times, complied with the provisions of the Bylaws in the exercise of a stockholder's fundamental right to nominate candidates for election to the Board.

117. Plaintiff is entitled to a declaration that Driver's Nomination Notice is effective and Ms. Ball is a valid nominee for election as a director at the Company's 2023 Annual Meeting.

COUNT II
**(Breach of Fiduciary Duties against the Director Defendants –
Rejection of Nomination Notice)**

118. Plaintiff incorporates by reference and realleges the preceding paragraphs as if fully set forth herein.

119. The Director Defendants owe and continue to owe First Foundation's shareholders—including Plaintiff—the highest duties of loyalty, care, and good faith. Each director's fiduciary duties requires the director to refrain from taking steps to improperly interfere with the stockholder franchise, including the right to nominate directors for election.

120. Company stockholders are permitted to nominate directors for election by complying with the Company's advance notice bylaws. Driver complied with the Company's advance notice bylaws in all material respects.

121. To the extent the Board reasonably believed that the Nomination Notice failed to comply with the advance notice bylaws, that is a consequence of the Bylaws and the Questionnaire containing vague and ambiguous language that the Board inequitably construed in a manner that disenfranchises stockholder nomination rights.

122. To the extent the Board reasonably believed that the Nomination Notice failed to comply with the advance notice bylaws, the Board failed to act reasonably by permitting Driver to respond to the alleged deficiencies.

123. By imposing contrived obligations of disclosure on Driver that are not required by the Company's Bylaws and that the Board has not applied to its own nominees, misconstruing the Bylaw requirements, and failing to allow Driver to correct any alleged deficiencies, the Board has applied the Company's advance notice bylaw in bad faith in an effort to entrench themselves in office.

124. Each director's fiduciary duty requires the director to fairly and evenhandedly enforce the Company's advance notice bylaws and to refrain from taking steps to improperly interfere with the stockholder franchise and right to nominate directors for election.

125. The Board has rejected Driver's Nomination Notice in bad faith and in breach of the Board's fiduciary duty of loyalty. The Board is abusing the corporate machinery in an illegitimate attempt to prevent a stockholder nomination of a director and prevent the Company's stockholders from having a choice in the election of directors.

126. The Board breached their duty of care by not preparing the Questionnaire in advance of the Nomination Window and failing to apprise Driver of any issues it had with the Nomination Notice during the Nomination Window.

127. The Board has no legitimate basis to reject Driver's Nomination Notice and is doing so in violation of their fiduciary duties in order to protect their seats from an insurgent director nomination.

COUNT III
(Breach of Fiduciary Duties against the Director Defendants – Harassment and Intimidation as Entrenchment Tactic)

128. Plaintiff incorporates by reference and realleges the preceding paragraphs as if fully set forth herein.

129. The Director Defendants owe and continue to owe First Foundation's shareholders—including Plaintiff—the highest duties of loyalty and good faith. Each director's fiduciary duties requires the director to refrain from taking steps to improperly interfere with the stockholder franchise and right to nominate directors for election.

130. In breach of their fiduciary duties, the Director Defendants undertook a campaign of harassment against one of Driver's nominees, Ms. Flores, in an attempt to intimidate her. Over the course of 26 days, the Board—through its general and outside counsel—sent threatening letters on six different occasions to Ms. Flores's husband at his place of employment despite being notified several times that those letters were misdirected.

131. The Board is abusing the corporate machinery in an illegitimate attempt to prevent a stockholder nomination of a director and prevent the Company's stockholders from having a choice in the election of directors.

132. The Board had no legitimate basis to repeatedly send letters to Mr. Flores's colleagues and did so in bad faith and in violation of their fiduciary duties in order to protect their seats from an insurgent director nomination.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff respectfully requests the Court grant the following relief:

A. Declaring the Nomination Notice is valid;

B. Enjoining Defendants from rejecting Plaintiff's Nomination Notice nominating Ms. Ball for election to the Company's Board at the Company's 2023 Annual Meeting;

C. Declaring that the Director Defendants breached their fiduciary duties by rejecting Plaintiff's Nomination Notice;

D. Declaring that the Director Defendants breached their fiduciary duties by engaging in harassment and intimidation of the nominees;

E. Awarding Plaintiff's their fees, costs, and expenses, including their attorneys' fees and costs, incurred in connection with this action; and

F. Granting Plaintiff such other and further relief as the Court deems just and

proper.

OF COUNSEL: CHRISTENSEN & DOUGHERTY LLP

Michael E. Swartz (*pro hac vice*   /s/ *Joseph L. Christensen*
forthcoming)   Joseph L. Christensen (#5146)
Randall T. Adams (*pro hac vice*   1000 N. West St.
forthcoming)   Wilmington, DE 19801
Daryoush Behbood (*pro hac vice*   (302) 212-4330
forthcoming)
Ramya A. Sundaram (*pro hac vice*   *Attorneys for Plaintiff*
forthcoming)
SCHULTE ROTH & ZABEL LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000

Attorneys for Plaintiff

March 7, 2023